Exhibit 99.1

Dated the 14th day of January 2021

2021年1月 14 日

ATIF Holdings Limited

亚洲时代控股有限公司

and 及

Jiang Bo 姜波

and及

Jiang Tao 姜涛

and及

Wang Di 王頔

Sale and Purchase Agreement

regarding issued shares of

Leaping Group Co., Ltd.

关于越众集团已发行股份的买卖协议

THIS AGREEMENT is made on the 14th day of January 2021

本协议于2021年1月 14 日签订

BETWEEN:- 协议各方

(1)	ATIF Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, whose registered address is at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola VG1110, British Virgin Islands (“ATIF”, or the “Seller”); 亚洲时代控股，一家根据英属维尔京群岛法律注册成立的有限责任公司，其注册地址为Portcullis Chambers, 4 Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola VG1110, British Virgin Islands（"ATIF"，或 "卖方"）

(2)	Jiang Bo, of Room 1-10-2, Building 5, Xinhu Mingzhucheng, No.7, 5A-2 XiaoBei Yidong Road, Tiexi district, Shenyang, Liaoning, 110014, China (“Buyer 1”); 姜波，中国辽宁省沈阳市铁西区小北一东路5A-2号新湖明珠城5号楼1-10-2室，110014（"买方1"）。

(3)	Jiang Tao, of Room 1-10-2, Building 20, Baoli Dajiangwan Cheng, No.6-20, Hunnaner Road, Hunnan District, Shenyang, Liaoning, 110000, China (“Buyer 2”); 姜涛，辽宁省沈阳市浑南区浑南尔路6-20号宝利大江湾城20号楼1-10-2室("买方2")；及

(4)	Wang Di, of Room 1-10-2, No.6-20, Hunnaner Road, Hunnan District, Shenyang, Liaoning Province 110000, China (“Buyer 3”); and王頔, 辽宁省沈阳市浑南区浑南尔路6-20号1-10-2室的 ("买方3")。

Buyer 1, Buyer 2 and Buyer 3, each is a “Buyer” and collectively as the “Buyers”.买方1、买方2和买方3，各自为 "单个买方"，统称为 "买方"。

The Seller, Buyer, and the Buyers are referred herein individually as a “Party” and collectively, as the “Parties.” 卖方、单个买方和买方分别称为 "一方"，合称 "多方"

WHEREAS:-鉴于：-

(A)	Leaping Group Co., Ltd. is a Cayman Islands exempted company, with its registered address at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (the “Target Company”); 越众集团为开曼群岛豁免公司，其注册地址为89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands（"目标公司"）。

(B)	The Seller is the legal and beneficial owner of 10,217,230 shares of the Target Company (the “Sale Shares”); and卖方为目标公司10,217,230股股份(「销售股份」)之合法及实益拥有人; 及

(C)	The Buyers have agreed to purchase the Sale Shares from the Seller and the Seller has agreed to sell the Sale Shares to the Buyers, on the terms and conditions hereinafter contained. 买方已同意向卖方购买销售股份，而卖方已同意按以下条款和条件向买方出售销售股份。

IT IS HEREBY AGREED as follows: 兹协议如下：

1.	SALE AND PURCHASE OF SALE SHARES买卖股份

1.1	Subject to the terms and conditions of this Agreement, the Seller shall, within 15 calendar days from the date of this Agreement, sell the Sale Shares as legal and beneficial owner to the Buyers, and the Buyers shall purchase the Sale Shares, together with all rights and benefits attached or accrued thereto. Such Sale Shares shall be transfer to the Buyers or nominee(s) as directed by the Buyers within 15 calendar days from the date of this Agreement. 在本协议条款及条件的规限下， 卖方应当在本协议日期后的15个自然日內， 以法定及实益拥有人身份向买方出售销售股份， 而买方购买销售股份， 连同所有附带或应计的权利及利益。该等销售股份须按买方指示,于本协议日期后的15个自然日內， 转让予买方或买方的代名人。

2.	CONSIDERATION对价

2.1	The Parties hereby agree the consideration (“Consideration”) for the Seller to sell the Sale Shares and the Buyers to purchase the Sale Shares shall be satisfied as follows: 协议方在此同意卖方出售销售股份和买方购买销售股份的对价（“对价”）应满足以下条件：

2.1.1	The acquisition by the Seller of 5,555,548 shares of ATIF (“ATIF Shares”) from the Buyer, of which the acquisition shall be implemented within 15 calendar days from the date of this Agreement; 卖方向买方收购ATIF的5,555,548股股票 (“ATIF 股票”)，其中收购应在本协议日期后的15个自然日内实施。

2.1.2	The payment by the Buyer of US$2,300,000 to the Seller in cash, of which shall be paid from the Buyer to the Seller within 12 months from the date of this Agreement. In the event the Buyer fails to pay the US$2,300,000 within 12 months from the date of this Agreement, the Seller has the right to charge a finance charge (in an interest rate of 10% per annum) of the unpaid US$2,300,000, and the unpaid US$2,300,000 shall be paid together with the finance charge to the Seller no later than at the end of 24 months from the date of this Agreement. 买方应在本协议签订之日起12个月内向卖方支付2,300,000美元。如果买方未能在本协议签订之日起12个月内向卖方支付2,300,000美元，则卖方有权就未支付的2,300,000美元收取财务费用(年利率为10%)， 买方必須不迟于本协议之日起24个月内將未付的$2,300,000美元与利息费用一併全数支付予卖方。

3	CONFIDENTIALITY保密

3.1	Save and except by operation of law, or order by court of any jurisdiction or the relevant government authority or with the prior written consent of the Parties to this Agreement, either Party in this Agreement may not disclose to any third party (save and except its professional representative, advisor or other person required by law) any information and content of this Agreement, or any documents, information, data, technical secret or business confidential information that one Party obtained from the other Party in respect of the Target Company or any person(s). 除法律的实施，或任何司法管辖区法院或有关政府机关的命令，或经本协议各方事先书面同意外，本协议任何一方不得向任何第三方（除其专业代表、顾问或法律要求的其他人士外）披露本协议的任何信息和内容，或一方从另一方获得的有关目标公司或任何人士的任何文件、信息、数据、技术秘密或商业机密信息。

4	WARRANTIES AND UNDERTAKING保证和承诺

4.1	The Seller hereby warrants to the Buyer that: 卖方特此向买方保证：

4.1.1	When executed and delivered by the Parties, the Agreement constitutes valid and binding obligation of the Seller; 本协议一经各方签署和交付，即构成卖方有效和有约束力的义务；

4.1.2	The Seller is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation and has the legal right to own its properties and assets; 根据并凭借其注册地的法律，卖方是正式组织的、有效存在的、信誉良好的，并享有拥有其财产和资产的合法权利；

4.1.3	The Seller has all the power to enter into and executed this Agreement and other agreement(s) anticipated to be completed and the transaction contemplated by this Agreement, and to perform its obligations under this Agreement; and 卖方有一切权力签订和执行本协议和其他预计将完成的协议以及本协议打算进行的交易，并履行本协议规定的义务; 以及

4.1.4	The Seller shall execute all documents as may be necessary to transfer the legal and beneficial title to the Sale Shares to the Buyers in order to give effect to the transaction contemplated by this Agreement, and to perform its obligations under this Agreement. 卖方应签署必要的所有文件，以将销售股份的合法和实益所有权转让给买方，以使本协议拟进行的交易生效并履行其在本协议下的义务。

4.2	The Buyers hereby warrants to the Seller that: 买方在此向卖方保证：

4.2.1	When executed and delivered by the Parties, the Agreement constitutes valid and binding obligation of each of the Buyers and the Buyers collectively; 当 本协议由双方签署和交付后，即构成了每个买方和买方集体的有效和有约束力的义务；

4.2.2	Each of the Buyers has, and the Buyers collectively have all the power to enter into and executed this Agreement and other agreement(s) anticipated to be completed and the transaction contemplated by this Agreement, and to perform their respective obligations under this Agreement; 每个买方和买方集体有一切权力签订和执行本协议和其他预计将完成的协议以及本协议打算进行的交易，并履行本协议规定的相关义务；

4.2.3	Each of the Buyers, and the Buyers collectively, undertake and irrevocably guarantee to comply to the terms of this Agreement, in particular to provide the Consideration as set out in Clause 2.1 of this Agreement. In the event the Buyers breach Clause 2.1 of this Agreement, the Seller has the right to seek any relief against each of the Buyer and the Buyers collectively, as possible to the extent permitted by law, including but not limited to equity remedy and specific performance. 每个买方和买方集体承诺及不可撤销地保证遵守本协议的条款，特别是提供本协议第2.1条规定的对价。如果买方违反本协议第2.1条的规定的，则卖方有权在法律允许的范围内尽可能向每个买方和买方集体寻求任何救济，包括但不限于任何补偿和特定强制履行。

4.2.4	Each of the Buyers, and the Buyers collectively, undertake to assist, and procure the Target Company to assist ATIF to complete any and all financial reporting as required regarding the Target Company with his/her/its best endeavor. In the event of breach of this Clause 4.2.4, each of the Buyers, and the Buyers collectively shall be liable to compensate ATIF for all damages as consequence of such breach to the maximum extent permitted by law. 每个买方及买方集体承诺协助并促使目标公司协助ATIF尽最大努力完成目标公司所需的任何及所有财务报告。如违反本条款4.2.4，每个买方及买方集体有责任在法律允许的最大范围内，向ATIF赔偿因违反本条款4.2.4而造成的所有损害。

4.2.5	The Buyers shall execute all documents as may be necessary to transfer the legal and beneficial title to the ATIF Shares to the Seller in order to give effect to the transaction contemplated by this Agreement, and to perform their respective obligations under this Agreement. 买方应签署必要的所有文件，以将ATIF股票的合法所有权和实益所有权转让给卖方，以使本协议拟进行的交易生效，并履行其在本协议下的各自义务。

5	GENERAL一般情况

5.1	This Agreement is drafted in bilingual (English and Chinese), and English language shall prevail to interpret this Agreement. 本协议以双语（英文和中文）起草, 以英语为准解释本协议。

5.2	Each Party shall bear its own legal and out of pocket expenses incurred in relation to the preparation, negotiation and execution of this Agreement and all ancillary documents. 各方应自行承担与本协议及所有辅助文件的准备，谈判和执行有关的法律费用。

5.3	This Agreement shall be binding upon and enure for the benefit of the successors. None of the Parties shall assign or transfer the benefits, rights and obligations under this Agreement without the prior written consent of the other Parties. 本协议对继任者具有约束力，并使其受益。未经其他各方事先书面同意，任何一方不得转让或转移本协议下的利益、权利和义务。

5.4	Time is of essence in this Agreement. 时间是本协议的关键。

5.5	No failure of a Party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy. 任何一方未能就本协议的任何条款行使任何权利或补救措施，或在行使该权利或补救措施时的延迟或忍让，均不得视为放弃该权利或补救措施。

5.6	If any provision or part of a provision of this Agreement shall be, or be found to be invalid or unenforceable, such invalidity or enforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect. 如果本协议的任何条款或部分条款被认定为无效或不可执行，该无效或可执行性不影响本协议的其他条款或部分条款，所有这些条款应保持完全的效力和作用。

5.7	This Agreement (and the deed entered into between the Parties of even date) constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes any previous agreements or arrangements (if any) between them relating to the subject matter hereof. 本协议（以及当日双方之间订立的契约）构成双方之间有关本协议标的物的全部协议，并取代双方之间先前有关本协议标的物的任何协议或安排（如有）。

5.8	Any variations and supplements to this Agreement (and the deed entered into between the Parties of even date) shall be made in writing and shall be effective after the execution by all Parties to this Agreement. 本协议（以及当日双方之间订立的契约）的任何变更和补充均应以书面形式作出，并应在本协议所有协议方签署后生效。

5.9	This Agreement may be executed in one or more counterparts, and each such counterpart shall constitute any original of this Agreement, and all the counterparts shall together constitute one and the same instrument. 本协议可签署一份或多份，每份应构成本协议的任何正本，所有对应共同构成一份相同的文书。

6	JURISDICTION AND ARBITRATION管辖权和仲裁

6.1	This Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China. In the event of any disputes shall be settled in the court in Shenzhen, China. 本协议受中华人民共和国法律管辖并按其解释。如有任何争议，应在中国深圳法院解决。

7	NOTICES 通知

7.1	Any notice or other communication shall be deemed to have been served or delivered at the time specified below if sent to the address set out in Clause 7.2: (A) if given or made by personally delivery, upon delivery to the relevant address; (B) by post forty-eight (48) hours after being put in the post properly addressed to an address with pre-paid postage; or (C) by international carrier by forty-eight (48) hours after being sent to an international carrier properly addressed for urgent delivery; or (D) by E-mail upon actual receipt by the recipient in readable form. 任何通知或其他通讯如寄往第 7.2 条所列的地址，应视为已于下述时间送达或交付：(A)如以专人送递方式发出或作出，则在送达有关地址时；(B)在妥为注明预付邮资地址后四十八(48)小时内以邮递方式送达；或(C)在妥为注明紧急送递地址的国际承运人后四十八(48)小时内以国际承运人方式送达；或(D)在收件人实际收到可读形式的电子邮件时送达。

7.2	The following shall be used for communication and serving notices: 通讯和送达通知应采用以下:

If to the Seller: 至卖方：

Address:	Room 2803, Dachong Business Centre,
Dachong 1st Road, Nanshan District,
Shenzhen, China 大冲商务中心2803
Email:	kenny@atifchina.com
Attention:	Chi Pishan迟丕山

If to any of the Buyers: 至任何一个买方：

Address:	Room 2010, Huaruntiexi Centre, No.158,
Jianshe East Road, Tiexi District, 辽宁省沈阳市
Shenyang City, Liaoning Province, P.R. China
Email:	Jiangtao@mediayz.com
Attention:	Jiang Tao 姜涛

7.3	Any party may change its address or email address by notice by advising the other Parties in writing by one of the above-mentioned manners as set out in Clause 7.1 of this Agreement. 任何一方均可通过本协议第7.1条规定，以书面形式通知其他方变更其地址或电子邮件地址。

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the day and year first above written. 协议方于本协议日期签署本协议。

The Seller卖方

Signed by Chi Pishan迟丕山
For and on behalf of	)
ATIF Holdings Limited	)	/s/ Chi Pishan
)

Witness:

/s/ Ming Yu
Name: Ming Yu

The Buyers买方

Signed by	)
Jiang Bo姜波	)	/s/ Jiang Bo
)

Witness:

/s/ Guo Jing
Name: Guo Jing

Signed by	)
Jiang Tao姜涛	)	/s/ Jiang Tao
)

Witness:

/s/ Guo Jing
Name: Guo Jing

Signed by	)
Wang Di王頔	)	/s/ Wang Di
)

Witness:

/s/ Guo Jing
Name: Guo Jing